Exhibit 10.14

Amgen Inc. One Amgen Center Drive Thousand Oaks, CA 91320-1799 805.447.1000 www.Amgen.com
December 12, 2023

Dr. James (Jay) E. Bradner
XXXXXXXX
XXXXXXXX

Dear Jay:

Congratulations! You have made an excellent impression on Amgen and I am excited to present you with the attached offer package. As an organization dedicated to improving the lives of patients around the world, Amgen welcomes you to join the environment of diverse, ethical, committed and highly accomplished people who respect each other while competing intensely to win. Together, we live the Amgen values as we continue advancing science to serve patients.

On behalf of Amgen, I am pleased to offer you the position of Executive Vice President Research and Development & Chief Scientific Officer, Global Career Framework (GCF) Level 11. You will have duties and authorities commensurate with such position. You will report solely and directly to Amgen’s Chief Executive Officer, Robert A. Bradway.

Amgen will pay you an annual salary of $1,200,000.00 paid out bi-weekly and over 26 pay periods in one year. Your annual salary will be subject to regular review for increases (but not decreases).

You will commence employment on December 18, 2023 (the “Start Date”) or such other date as may be mutually agreed in writing between you and Amgen.

This position is located in Thousand Oaks, California. Amgen acknowledges and agrees that during 2024 you may work from your current home in Massachusetts, and that you shall split your time in your good faith, reasonable discretion; notwithstanding the foregoing, upon the request of your supervisor, you agree to be present in Thousand Oaks.

Provided that you sign a “Sign-On/Retention Bonus Agreement for New Hire Staff Members” in the form provided by Amgen and attached hereto, Amgen will pay you a bonus of $1,250,000.00, less federal and state tax and other applicable deductions and withholdings, subject to the terms of that Agreement. Please review that Agreement for information regarding timing and other payment details.

Subject to the terms and conditions set forth in the grant agreement, Amgen will grant you restricted stock units (RSU) with a USD value of $2,500,000.00. The actual number of RSUs to be awarded shall be determined by dividing the grant value by the Amgen common stock closing price on the applicable grant date. Upon each applicable vesting date, you will receive a number of shares of Amgen common stock equal to the number of restricted stock units that vest, less any shares that are withheld to satisfy applicable taxes. This grant will vest beginning with the second anniversary of the grant date through the fourth anniversary at a rate of 33%, 33% and 34% each year, respectively, contingent upon your being actively employed with Amgen through each vesting date.

As an Amgen executive you are required to hold Amgen common stock in accordance with the Amgen Stock Ownership Guidelines. Your holding requirement is based on your Amgen GCF level and as an EVP you are required to hold Amgen common stock in the amount equal to 3X your base salary. You must meet your holding requirement by December 31st of the fifth calendar year following the date on which you became an Officer of Amgen. To help you meet your holding requirement, the Amgen Stock Ownership Guidelines prohibit you from selling stock that you receive as part of your Amgen LTI awards (including shares that you receive as a result of option exercise, special, promotional, and annual grants) until you have met your required stock ownership level.

You will be eligible for future grants as part of Amgen’s Long Term Incentive (LTI) program, beginning with our 2024 annual grant cycle. Amgen will grant you a 2024 annual grant that will be allocated between performance units, stock options and restricted stock units consistent with other senior executive grants and on terms and conditions that are no less favorable than other senior executive grants. The projected value of such 2024 grant is $4,300,000.00, which value will not be pro-rated based on your start date. Grants under the LTI program are discretionary as approved by the Compensation and Management Development Committee of the Board of Directors of Amgen Inc. (the “Compensation Committee”).

You will be eligible to participate in Amgen’s Global Management Incentive Plan (the “GMIP”) pursuant to the terms of the GMIP. Your annual target incentive opportunity will be 100% of your base salary earnings during the plan year. Your 2024 GMIP bonus will not be pro-rated based on your start date. Awards under the GMIP are discretionary. Your actual GMIP bonus may be more or less than this target amount, and may vary based on Company performance, any other criteria selected by the Company, and management’s assessment of your individual performance and contribution. You must be actively employed through the last regularly scheduled Amgen business day of the plan year to be eligible for that year’s GMIP bonus.

You are also eligible to participate in the Amgen Nonqualified Deferred Compensation Plan (the “DCP”) to voluntarily defer, on a pre-tax basis, a portion of your annual earnings, including base salary, sales incentive plan, and/or Executive Incentive Plan/Global Management Incentive Plan (GMIP) bonus. Shortly after commencing your employment at Amgen, you will receive an enrollment notice via e-mail regarding the Amgen’s DCP plan. A Q&A regarding the DCP is enclosed.

In addition, your position will make you eligible to participate in the Amgen Inc. Change of Control Severance Plan, as amended from time to time (the “COC”). COC eligibility and benefit levels are determined immediately prior to a “Change of Control” as defined in the COC. If, upon your termination, you are eligible to receive severance benefits under the COC and you are also eligible to receive severance benefits from another plan agreement or other source, you will be paid the greater of the amount from that plan or the amount provided in the COC, but not both amounts. A copy of the COC is enclosed.

If, within the first 2 years of your employment with Amgen, Amgen terminates your employment without “Cause”, as defined in below, you will be entitled to the benefits described in this paragraph (the “Termination Paragraph”), provided that you sign a general release in the form furnished to you by Amgen and do not timely revoke it. The following are such benefits: two (2) years of your annual base salary, then in effect, and two (2) times your target cash incentive opportunity (i.e., GMIP or successor bonus plan target, which is currently 100%), then in effect, paid in a lump sum by the second payroll date following the date which the release of claims becomes non-revocable and (2) if you elect continuation coverage under the Amgen group medical and dental plans for yourself and your qualified beneficiaries under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Amgen will pay the cost of such coverage until the earlier to occur of the following: (A) twelve (12) months following your termination of employment or (B) the date on which you are no longer eligible for such COBRA coverage. Please note that this Termination Paragraph does not alter the at-will nature of your employment at Amgen.

You will not be obligated to seek or obtain other employment after the date of termination, or take any other action by way of mitigation of the amounts payable under the Termination Paragraph or otherwise, and such amounts shall not be reduced, whether or not you obtain other employment.

For purposes of the Termination Paragraph, “Cause” means (i) unfitness for service, inattention to or neglect of duties, or incompetence; (ii) dishonesty; (iii) disregard or violation of the policies or procedures of Amgen; (iv) refusal or failure to follow lawful directions of the Company; (v) breach of the attached Amgen Proprietary Information and Inventions Agreement or (vi) you have committed or do commit any act, or you have conducted or do conduct your behavior in a manner, which: (a) shall be a criminal offense involving moral turpitude under federal, state or local laws; or (b) has a material adverse effect on the business or reputation of Amgen.

You have advised the Company of one or more Restrictive Agreements (as defined in the New Staff Member Letter and Certification) with Novartis (the “Novartis Agreement”). For purposes of this offer letter, “Specified Forfeiture” means the forfeiture, due to your acceptance of Amgen’s offer of employment and employment with Amgen as contemplated in this offer letter, of Performance Share Units (PSUs) scheduled to vest in 2024 and 2025 and Restricted Stock Units scheduled to vest in 2024, 2025 and 2026, in all cases as described in Section D of the Novartis Agreement (“Share Forfeitures”). Amgen agrees to make awards to you in a mix of cash and Amgen RSUs equal to the value of any Share Forfeitures, upon confirmation of the forfeiture(s). Any cash award will be equal to that portion of the Share Forfeitures that is attributable to shares that would have otherwise vested by March 15, 2024. Such cash award will be paid to you by December 31, 2023, but in no event later than January 15, 2024. The value of any Share Forfeitures will be determined using the average closing stock price of Novartis AG common stock on the Start Date. Further, the value of any Share Forfeiture associated with Performance Share Units (PSUs) scheduled to vest in 2024 will be paid at the actual level of performance, capped at a level of achievement of 150%; the value of any Share Forfeiture associated with PSUs scheduled to vest in 2025 calculated using the target (100%) level of achievement. To the extent that the level of performance for PSUs scheduled to vest in 2024 is not known at the time the cash award is made, the level of performance will be assumed to be 100% and a true up payment will be made when the actual performance is known. You must be employed with Amgen on the date of payment or grant, as applicable. Amgen RSU grants are subject to vesting and other terms pursuant to their grant agreements and consistent with the forgoing.

As an executive at Amgen, you will be eligible for the following: an annual physical examination provided by Amgen; and, reimbursement for up to $15,000.00, per year for financial counseling, tax preparation and related services.

You will also have the opportunity to participate in our comprehensive benefits program. Amgen’s excellent health care plan currently includes medical, dental, and vision coverage for you and your eligible dependents. Amgen covers the majority of the health care plan’s cost while staff members contribute toward the balance through payroll deductions. Please be advised that in order for you and your dependents to be eligible for Amgen’s benefits program you must:

1.Report to work at Amgen or another location to which you are required to travel and perform the regular duties of your employment.
2.Contact the Amgen Benefits Center at 1-800-97AMGEN, to enroll in the plan within 31 days of your hire date.
3.Meet all other eligibility requirements under the plan.

The Amgen Retirement and Savings Plan, our 401(k) plan, provides an opportunity for you to save a percentage of your pay on a tax-deferred basis, within Internal Revenue Service limits. Amgen will also contribute to your 401(k) account to help you save for your future financial goals. These benefits, services and programs are summarized in the enclosed brochure called “A Guide to Total Rewards at Amgen.”

Amgen is a Military Friendly Employer and proudly offers a generous military leave policy for Military Active Duty and Reservists.

This offer of employment is contingent upon confirmation by Amgen of information listed on your employment application, and the receipt by Amgen of satisfactory results from a background verification. Your employment may commence before you complete a pre-employment drug test, but your continued employment is contingent on Amgen’s receipt of satisfactory results from that test. The drug test will be initiated on the day Amgen receives acceptance of this offer and must be taken within 72 hours.

Enclosed and included as part of this offer (Attachment 1) is information regarding Amgen's Proprietary Information and Inventions Agreement, and a packet of materials entitled "Arbitration of Disputes" which includes a Mutual Agreement to Arbitrate Claims. Also enclosed and included as part of this offer in Attachment 1 is information regarding Amgen's New Staff Member Letter and Certification. This offer is contingent upon you truthfully and accurately completing the Certification, and returning it to the Company before your first day of employment.

This offer of employment is contingent upon you completing the items described in Attachment 1, and upon your ability to perform for Amgen all of the duties of your position without restriction from, or violation of, any enforceable contractual obligations owed to any former employer or entity for whom you worked or provided service(s).

By signing this letter, you understand and agree that your employment with Amgen is at-will. This means that your employment can terminate, with or without Cause, and with or without notice, at any time, at your option or Amgen's option. This at-will relationship will remain in effect throughout your employment with either Amgen Inc. or any of its subsidiaries or affiliates. This letter, and its enclosures, constitutes the entire agreement, arrangement and understanding between you and Amgen on the nature and terms of your employment with Amgen, including, but not limited to, the kind, character and existence of your proposed job duties, the length of time your employment will last, and the compensation you will receive. This letter, its enclosures, supersedes any prior or contemporaneous agreement, arrangement or understanding on this subject matter. By executing this letter as provided below, you expressly acknowledge the termination of any such prior agreement, arrangement or understanding, except as referenced in this letter and/or its enclosures. Also, by your execution of this letter, you affirm that no one has made any written or oral statement that contradicts the provisions of this letter or its enclosures. The at-will nature of your employment, as set forth in this paragraph, can be modified only by a written agreement signed by both Amgen's Senior Vice President of Human Resources and you which expressly alters it. This at-will relationship may not be modified by any oral or implied agreement or by any Company policies, practices or patterns of conduct.

The complete terms of the plans, programs and policies referenced to in this letter are set forth in their respective documents, which are maintained by the Company. The Company reserves the right to amend or terminate any of these plans, programs or policies at any time, in its sole discretion. In the event of any difference between this offer letter and the provisions of the respective plan, program or policy document, the respective document will govern.

You have made an excellent impression on the staff at Amgen. We are enthusiastic about the contribution you can make, and we believe that Amgen can provide you with attractive opportunities for personal achievement and growth. I look forward to your favorable reply by December 12, 2023. If you accept our offer, please sign and date the copy of the letter and return it to our Talent Acquisition Department along with the completed and signed Proprietary Information and Inventions Agreement and the Mutual Agreement to Arbitrate Claims. Please retain the original offer letter for your records. If you have any questions regarding this offer, please contact your recruiter, Julia Dupps at (805) 313-XXXX.

Sincerely,

/s/ Daniel A. Lopez

Daniel A. Lopez
Executive Director, Talent Acquisition

JC:ac Enclosures

/s/ James E. Bradner, M.D.	12/13/2023
Signature of Acceptance	Date

December 18, 2023
Anticipated Start Date

ATTACHMENT 1

In order to accept our offer you will be required to:

A)Complete, date and sign the Amgen New Staff Member Letter and Certification and return it with your signed offer letter.

B)Complete, date and sign the Amgen Proprietary Information and Inventions Agreement and return it with your signed offer letter.

C)Date and sign the enclosed Mutual Agreement to Arbitrate Claims and return it with your signed offer letter.

D)You will be required to provide Amgen with proof of your identity and eligibility for employment per requirements of the Immigration Reform and Control Act of 1986 within 3 (three) days of hire.

NEW STAFF MEMBER LETTER AND CERTIFICATION

Welcome to Amgen! Amgen has no need to learn and does not want any proprietary, confidential or trade secret information or other property that belongs to any prior employers, entities or other persons you have worked for (collectively, “Prior Employers”). Please review carefully and comply with the following instructions and policies. After a complete and thorough review, please execute the Certification below.

•Carefully read Amgen’s Proprietary Information and Inventions Agreement (“PIIA”) that you have executed, and make sure that you understand your obligations under the terms of the PIIA. If you have any questions, please contact Amgen Human Resources.

•You may not bring any material to Amgen from third parties in hard copy, in electronic format or in any other form. Nor should you use any such material in your work for Amgen.

•Prior to commencing any work for Amgen, conduct a search of your personal computer(s), email accounts, and any other electronic storage devices you possess, as well as any files you maintain in hard copy, for information or materials belonging to your Prior Employers. You are instructed to make appropriate arrangements to return any such information or materials belonging to your Prior Employers, consistent with any obligations you have to the Prior Employers.

•Do not disclose to or provide Amgen with any customer lists you obtained from or during your employment with your Prior Employers. When interacting with doctors or other members of the healthcare industry with whom you may have had contact while working for your Prior Employers, clearly indicate to such persons that you are an Amgen staff member, and focus on Amgen’s products rather than using or discussing information related to your prior employment.

•If you have any doubts regarding whether you may take, disclose, upload, access, or use any information in your possession, you must err on the side of not taking, disclosing, uploading, accessing or using the information.

•Do not begin any work for Amgen before your employment with your Prior Employers has officially ended.

•After commencing work for Amgen, do not request that any employee of your Prior Employers provide you with, or take any other steps to obtain, any information or property of your Prior Employers.

•Under no circumstances are you permitted to connect to an Amgen computer any electronic storage device containing information or property relating to your Prior Employers. Likewise, in performing work for Amgen, you are not permitted to use, disclose, access or upload any such information or property. If you discover that any confidential, proprietary, or trade secret information or property of your Prior Employers has been uploaded to any Amgen computer or email system(s), immediately inform Amgen Human Resources.

•Amgen may monitor and/or conduct an audit of your use of Amgen computer systems, and you should not have any expectation of privacy in data sent, stored or received on any Amgen systems. See the Use of Amgen Systems and Internet Conduct Policy for further details.

•Disclose and identify below all agreements relating to your Prior Employers that may affect your eligibility to become employed by and/or to perform work for Amgen, including any non-competition agreement(s), agreements relating to the solicitation of employees or customers, or other restrictive agreements (collectively, “Restrictive Agreements”), regardless of whether you believe these agreements are enforceable, apply to your potential employment with Amgen, or have expired, and provide a copy to Amgen Human Resources. If “none,” please so indicate. Do not leave blank.

•If your position at Amgen will involve manufacturing or process development; chemical, biologic, pharmaceutical, medical device, or diagnostic research; or development of therapeutic molecules, medical devices, or diagnostic assays or agents, please review your agreements with Prior Employers to determine whether you are required to assign intellectual property rights to any Prior Employer even after that employment has ended. If you do find such an agreement or if you are unsure, please send such agreement to Amgen Human Resources. If “none,” please so indicate. Do not leave blank.

Name of Agreement	Employer	Date signed
Separation Letter and General Release (as amended)	Novartis International AG	September 3, 2022, March 1, 2023
Employment Contract	Novartis Institutes for BioMedical Research, Inc	January 1, 2016

Annual Awards under the Novartis AG Deferred Share Bonus Plan (forfeiture condition only, not prohibition on future employment)
Annual Awards under the Novartis AG LTIP (forfeiture condition only, not prohibition on future employment)

(Attach additional sheets, if necessary)

•If you are subject to an agreement not to solicit employees of your Prior Employers, you should refrain from doing so. You should specifically inform Human Resources if you are subject to such an agreement. If you are subject to such an agreement and a former colleague contacts you about employment opportunities with Amgen, please contact Human Resources for assistance.

•Do not use any email account (including Amgen email accounts), text messages, Instant Messaging, or any other method of written communication to store or discuss any proprietary, confidential or trade secret information or other property belonging to your Prior Employers.

•Immediately inform Amgen Human Resources if you are contacted in any manner by any former employer regarding your work for Amgen and/or any non-competition agreements, agreements that relate to the solicitation of employees or customers, or any other restrictive agreements you entered into in connection with any Prior Employers.

CERTIFICATION

I understand that the above list is only a summary and does not purport to include all of my continuing obligations to Amgen. By signing below, I certify that I have and will continue to comply with the above instructions and policies.

I hereby agree that Amgen may, at its sole option and discretion contact my Prior Employer(s) to determine whether any Restrictive Agreements exist and, if so, their applicable terms. I acknowledge that Amgen may revoke its offer or terminate my employment if it determines in its reasonable business judgment that I have failed to disclose or am otherwise subject to an enforceable Restrictive Agreement or my failure to abide by the certifications contained herein.

Nothing in this Letter and Certification is intended to alter, or shall have any impact on, my status as an at-will employee of Amgen. In addition to its right to terminate my employment, Amgen shall have the right to suspend me from work without pay during its investigation into (1) the existence and/or enforceability of any restrictions on my ability to perform work for Amgen should I fail to disclose a Restrictive Agreement, or (2) the failure to abide by the certifications contained herein.

I agree:
/s/ James E. Bradner, M.D.
Signature of Staff Member
James E. Bradner, M.D.
Print Name of Staff Member
December 13, 2023
Date

AMGEN SIGN-ON/RETENTION BONUS AGREEMENT FOR NEW HIRE STAFF MEMBERS

I, James E. Bradner, agree to accept my sign-on/retention bonus payment (“Bonus”) from Amgen on the following terms.

1.The amount of the Bonus is described in the offer letter (as may be amended) that was provided separately to me.

2.The Bonus will generally be paid to me as follows:

•Within (30) days following my start date with Amgen, I will be paid $750,000.00 as an advance. This amount will be earned only after I complete two years of employment with Amgen. I understand that the Bonus is intended to facilitate my acceptance of employment with Amgen and my continued employment with Amgen for a period of at least two years and that Amgen is providing me with the advance with the expectation that I will not resign my employment during this two-year period. Amgen will use its best efforts to cause this amount to be paid in calendar year 2023.
•$500,000.00 to be paid on or about the first anniversary of my start date. I understand that if I am not employed by Amgen on this date, I have not earned any portion of this amount.

3.I understand and agree that I am an at-will employee and that I am free to resign at any time and Amgen is free to terminate my employment, with or without cause, at any time. Nevertheless, I understand that if I resign my employment with Amgen or are terminated for cause before I complete two years of employment, I have not earned any portion of the Bonus amount. Therefore, I agree to repay Amgen for the gross amount of my Bonus if I resign my employment for any reason or are terminated for cause within two years from my hire date at Amgen. I also agree that in the event of such a resignation, the amount to be reimbursed shall be due in full and payable by me immediately in cash (i.e., by check, wire transfer, or similar immediate payment) without further notice or demand by Amgen.

4.In the event that prior to receiving and/or earning the full Bonus, my employment terminates as a result of my death or Permanent and Total Disability (as defined in the Amgen RSU grant agreement by which I am awarded the RSU grant valued at $2,500,000.00 pursuant to my December 12, 2023 offer letter), in exchange for signing a general release of claims in the form provided by Amgen, Amgen will pay me (or my beneficiaries) any unpaid portion of the Bonus amount within thirty (30) days following the effective date of the release and any amounts paid will be deemed to have been earned by me.

5.Generally, a sign-on/retention bonus is considered ordinary wage income to the recipient. I understand that Amgen will report to appropriate federal and state taxing authorities all income that Amgen considers to be subject to taxation and will withhold appropriate taxes in accordance with federal and state regulations. I understand that it is my obligation to declare all income and pay all taxes owed on such income, if any.

6.I understand that this agreement shall be governed by the law of the State of California.

7.Nothing in this Agreement will be construed as an employment contract or to guarantee me employment at Amgen for any fixed term. I understand that my employment at Amgen is at will.

8.The provisions of this agreement are severable. If any part is found to be unenforceable, all other provisions shall remain fully valid and enforceable.

I agree:	Amgen Inc:

/s/ James E. Bradner, M.D.	/s/ Daniel A. Lopez
Signature of Staff Member	Signature of Authorized Representative

James E. Bradner, M.D.	Executive Director, Talent Acquisition
Print Name of Staff Member	Title of Representative

December 13, 2023	12/12/2023
Date	Date